FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]      Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [_]      No [X]

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") of the Company's financial results for the second quarter and the first half of 2005. This report on Form 6K is hereby incorporated by reference to the registration statement of Form F-3 filed on August 1, 2005 (file No. 333-127086).

EXHIBIT 1
---------



TOP TANKERS INC.

NEWS RELEASE for August 4, 2005 at 7:35 AM EDT
Contact: Michael Mason (investors)                   Stamatis Tsantanis, CFO
         Allen & Caron Inc                           TOP Tankers Inc
         212 691 8087                                011 30 210 697 8199
         michaelm@allencaron.com                     snt@toptankers.com

                     TOP TANKERS REPORTS SECOND QUARTER AND
                        FIRST HALF 2005 FINANCIAL RESULTS

ATHENS, GREECE (August 4, 2005) ... TOP Tankers Inc (NasdaqNM:TOPT) today announced operating results for the second quarter and first half of 2005.

For the three months ended June 30, 2005, the Company reported net income of $13,552,000, or $0.49 per share, compared with net income of $5,709,000, or $0.95 per share, for the second quarter of 2004. The weighted average number of basic and diluted shares used in the computations was 27,830,990 and 6,000,000 for the second quarter of 2005 and 2004 respectively. For the three months ended June 30, 2005, operating income was $19,200,000, compared with $6,486,000 for the second quarter of 2004. EBITDA(1) for the second quarter of 2005 was $33,128,000, compared with $8,999,000 for previous year's second quarter. Voyage revenues for the second quarter of 2005 were $56,329,000, compared to $17,428,000 recorded for the second quarter of the previous year.

For the six months ended June 30, 2005, TOP Tankers reported net income of $32,673,000, or $1.17 per share, compared to $6,953,000, or $1.16 per share, for the first half of 2004. The weighted average number of basic and diluted shares used in the computations was 27,830,990 and 6,000,000 for the first half of 2005 and 2004 respectively. For the six-month period ended June 30, 2005, operating income was $40,175,000, compared with $8,084,000 for the first half of 2004. EBITDA for the first six months of 2005 was $62,847,000, compared to $12,035,000 for the same period last year. Voyage revenues for the six month period ended June 30, 2005, were $103,620,000, compared to $25,156,000 recorded for the first half of 2004.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "We have entered the summer period, typically the season for low rate especially for crude oil tankers. Still, despite the decline in crude oil tanker-charter rates compared to last year, we are still experiencing a strong rate environment, which we consider very promising for the remainder of 2005."


----------
1 EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this press release because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.


TOP TANKERS REPORTS 2nd QUARTER AND FIRST HALF 2005 FINANCIAL RESULTS


The following key indicators serve to highlight changes in the Company's fleet financial performance during the second quarters and six-month periods ended
June 30, 2004 and 2005:

                                                                                           Suezmax Fleet
                                                                       Three Months Ended June 30,  Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                                  2004     2005    Change     2004     2005   Change
                                                                      --------------------------------------------------------
Total available ship days                                                   182      791    334.6%      200    1,207   503.5%
Total operating days                                                        176      687    290.3%      192    1,099   472.4%
Utilization                                                                96.7%    86.9%   -10.2%     96.0%    91.1%   -5.2%

Time  Charter  Equivalent  (TCE) per ship per day
  under  spot  voyage charter                                            38,534   40,209      4.3%   37,464   44,716    19.4%
TCE per ship per day under time charter                                       -   32,195         -        -   32,195        -
Average TCE                                                              38,534   37,223     -3.4%   37,464   41,800    11.6%

Vessel operating expenses per ship per day                                5,665    7,818     38.0%    6,450    7,395    14.7%

                                                                                           Handymax Fleet
                                                                       Three Months Ended June 30,  Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                                  2004     2005    Change     2004     2005   Change
                                                                      --------------------------------------------------------
Total available ship days                                                   182    1,230    575.8%      364    2,147   489.8%
Total operating days                                                        182    1,138    525.3%      360    2,048   468.9%
Utilization                                                               100.0%    92.5%    -7.5%     98.9%    95.4%   -3.5%

TCE per ship per day under spot voyage charter                                -   11,500        -         -   11,500       -
TCE per ship per day under time charter                                  13,407   19,859     48.1%   13,382   20,633    54.2%
Average TCE                                                              13,407   19,536     45.7%   13,382   20,437    52.7%

Vessel operating expenses per ship per day                                4,137    5,149     24.5%    4,442    5,055    13.8%

                                                                                            Total Fleet
                                                                       Three Months Ended June 30,  Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                                  2004     2005    Change     2004     2005   Change
                                                                      --------------------------------------------------------
Total available ship days                                                   637    2,112    231.6%    1,110    3,535   218.5%
Total operating days                                                        622    1,916    208.0%    1,091    3,317   204.0%
Utilization                                                                97.6%    90.7%    -7.1%     98.3%    93.8%   -4.5%

TCE per ship per day under spot voyage charter                           23,089   37,539     62.6%   19,640   40,451   106.0%
TCE per ship per day under time charter                                  13,407   21,176     57.9%   12,880   21,314    65.5%
Average TCE                                                              20,256   25,232     24.6%   17,118   26,875    57.0%

Vessel operating expenses per ship per day                                4,523    5,822     28.7%    4,807    5,766    19.9%
General and administrative expenses per ship per day                      1,129    1,433     26.9%    1,245    1,699    36.5%



TOP TANKERS REPORTS 2nd QUARTER AND FIRST HALF 2005 FINANCIAL RESULTS

FLEET REPORT

As of June 30, 2005, the Company's fleet size was 23 vessels, or 2.0 million dwt, up from seven vessels, or 0.45 million dwt, on June 30, 2004. During the second quarter of 2005, the Company took delivery of two double-hull Suezmax tankers and two double-hull product tankers.

On July 13, 2005, the Company sold the M/T Fearless to a third party. The expected gain of approximately $10 million will be recognized in the third quarter of 2005.

On August 3, 2005, the Company announced the sale of the handymax tankers M/T Restless and M/T Sovereign and their immediate leaseback to the Company for a period of seven years. The lease is a bareboat charter, with TOP Tankers performing the operational and commercial management of the vessels.

The Company expects to generate a gain of approximately $7.0 million, which will be amortized over the seven year lease period. The bareboat charter rate is $11,600 per ship per day and both vessels will continue their time charter contracts with Vitol and Glencore for their remaining period of two and four years respectively. The Company believes this sale and leaseback qualifies as an operational lease under the U.S. GAAP.

FLEET DEPLOYMENT

During the second quarter of 2005, the Company had approximately 70 percent of the fleet's net operating days on long-term employment contracts. The Company announced on June 24, 2005, the signing of a new employment agreement for a Suezmax tanker. On July 13, the Company also announced that it sold the M/T Fearless. In total, 18 of the Company's 22 tankers will be on time- charter contracts with an average term in excess of three years. All but two of these time charters include profit-sharing agreements.

The Company has secured approximately 73 percent of the estimated working days for 2005 and 78 percent for 2006 under time charter contracts. At the same time, the four Suezmaxes operating in the spot market, together with the profit-sharing component of the time-charter contracts, expose approximately 63 percent of the Company's estimated working days for 2005 and 49 percent for 2006 to potentially higher spot rates.

All of the Company's profit-sharing contracts settle on a quarterly basis and the potentially generated profit is presented in the financial statements for the corresponding period. Each settlement is full and final (except for voyages in progress and demurrages) and does not depend on average rates of future periods.

SUEZMAX FLEET:

During the second quarter of 2005, five of the Company's Suezmax tankers operated in the spot market, earning on average approximately $40,209 per vessel per day on a time-charter equivalent (TCE) basis.

During the second quarter of 2005, four of the Company's Suezmax tankers entered into time-charter agreements:

Three Suezmax tankers entered into two-year time-charter agreements with Glencore SA, one of the world's largest oil traders. Pursuant to these agreements, the M/T Stopless, M/T Timeless and M/T Flawless will earn base rates per day of $28,000 during the term of the contracts. Should a vessel generate revenue in excess of its base rate over the duration of the contract, TOP Tankers will receive 100 percent of the first $7,000 per day in excess of the base rate, up to $35,000 per day, and 50 percent of the excess thereafter.

One Suezmax tanker entered into a five-year time-charter contract with Hyundai Merchant Marine. The M/T Faultless will earn $37,000 per day during the first two years of the time-charter contract, $36,000 per day for the third year and $35,000 per day for the remaining two years through the expiration of the contract.

One Suezmax tanker entered into a time charter contract with Petroleos de Venezuela S.A. The M/T Priceless, which substituted the reported M/T Noiseless, will earn $38,100 per day for a period of three years, and the charterers have the option to extend the contract for an additional four-year period.

During the second quarter of 2005, the vessels under time charter earned on average approximately $32,195 per vessel per day on a TCE basis.

HANDYMAX FLEET:

All of the Company's Handymax tankers operate under long-term employment agreements with Glencore and Vitol that provide for a base rate and additional profit-sharing.

Four of these contracts are with Glencore and have a base rate of $14,500 per day. Should a vessel generate revenue in excess of its base rate over the duration of the contract, TOP Tankers receives 100 percent of the first $500 per day in excess of the base rate and 50 percent of the excess thereafter. The Company extended these two-year time charter contracts by three years. The new three-year contracts will commence immediately upon the expiration of the current contracts. The base rates per day for the new three-year periods will be $14,000. Should a vessel generate revenue in excess of the base rates over the duration of these contracts, TOP Tankers will receive 100 percent of the first $500 per day in excess of the base rate and 50 percent of the excess thereafter.

The Company has also entered into five-year employment agreements with Glencore for all four of its double-hull Handymax tankers delivered in March and April 2005. Pursuant to these time charter agreements, the M/T Taintless, M/T
Dauntless, M/T Soundless and M/T Topless will earn a base rate of $17,000 per day during the first year of their respective contracts. Should a vessel generate revenue in excess of its base rate over the first year of the contract, TOP Tankers will receive 30 percent of the excess. From the second year through the expiration of these contracts, the base rates per day will be $16,250. Should a vessel generate revenue in excess of its base rate per day during this period, TOP Tankers will receive 100 percent of the first $1,000 in excess of its base rate and 50 percent of the excess thereafter.

Six Handymax vessels have been chartered to Vitol at a base rate of $14,250 per day until December 31, 2005, at a base rate of $13,250 per day from January 1, 2006, until expiration of the contracts in February or March of 2007, as well as a profit-sharing provision based on the actual rate that the charterer generates from the vessel. Under the profit sharing provision, the Company receives, on a quarterly basis, the first $250 per day (until December 31, 2005) and the first $1,250 per day (from January 1, 2006, until expiration of the contracts) that the charterer generates from the vessel in excess of the base rate and 50 percent of the excess thereafter above $14,500 per day. Following the sale of the M/T Fearless, there are five vessels chartered to Vitol.

During the second quarter of 2005, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet, earned on average approximately $19,536 per vessel per day on a TCE basis.

The following table presents the Company's fleet list and the employment agreements:


                                  Year                             Daily Base         Profit Sharing
                          Dwt     Built   Charter Type   Expiry       Rate        Above Base Rate (2005)
                          ---     -----   ------------   ------       ----        ----------------------
9 Suezmax Tankers
Timeless..............   154,970    1991  Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Flawless..............   154,970    1991  Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Stopless..............   154,970    1991  Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Priceless.............   154,970    1991  Time Charter    Q3/2008(A) $38,100                          None
Faultless.............   154,970    1992  Time Charter    Q2/2010    $37,000(1)                       None
Noiseless.............   149,554    1992      Spot
Stainless.............   149,599    1992      Spot
Endless...............   135,915    1992      Spot
Limitless.............   136,055    1993      Spot

14 Handymax Tankers
Victorious............    47,084    1991  Time Charter    Q3/2009    $14,500(2)   100% first $500 + 50% thereafter
Sovereign(B)..........    47,084    1992  Time Charter    Q3/2009    $14,500(2)   100% first $500 + 50% thereafter
Invincible............    47,084    1992  Time Charter    Q3/2009    $14,500(2)   100% first $500 + 50% thereafter
Relentless............    47,084    1992  Time Charter    Q3/2009    $14,500(2)   100% first $500 + 50% thereafter
Vanguard..............    47,084    1992  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Restless(B)...........    47,084    1991  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Spotless..............    47,094    1991  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Doubtless.............    47,076    1991  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Faithful..............    45,720    1992  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Fearless(C)...........    44,646    1992  Time Charter    Q1/2007    $14,250(3)   100% first $250 + 50% thereafter
Topless...............    47,262    1998  Time Charter    Q2/2010    $17,000(4)     30% above base rate
Taintless.............    46,217    1999  Time Charter    Q1/2010    $17,000(4)     30% above base rate
Dauntless.............    46,168    1999  Time Charter    Q1/2010    $17,000(4)     30% above base rate
Soundless.............    46,185    1999  Time Charter    Q2/2010    $17,000(4)     30% above base rate

Total Tanker DWT       1,998,845

A. Charterers have option to extend contract for an additional four-year period
B.   Vessels sold on August 3 and leased back for a period of 7 years.
C.   Sold on July 13, 2005

1. Base rate will change to $36,000 in the third year of the contract and $35,000 in the fourth year until expiration.
2. Base rate will change to $14,000 in the third year of the contract until expiration.
3. Base rate will change to $13,250 from 1/1/2006 until expiration of the contracts, with 100 percent profit sharing participation in the first $1,250 above base rate and 50 percent thereafter.
4. Base rate will change to $16,250 in the second year of the contract until expiration, with 100 percent profit sharing participation in the first $1,000 above base rate and 50 percent thereafter. MORE - MORE - MORE

CREDIT FACILITY

As of June 30, 2005, TOP Tankers had total indebtedness of $471 million, provided by the Royal Bank of Scotland and DVB Bank, maturing in 2013 and 2012 respectively. On March 31, 2005, the Company entered into three interest rate-swap agreements with Royal Bank of Scotland for the amounts of $93.5 million, $36.5 million and $27.9 million for a period of five, four and four years, respectively. Under these agreements the interest rate is fixed at 4.72 percent , 4.66 percent and 4.5775 percent , respectively, in addition to the applicable margin. The interest rate for the remaining balance of the loan is LIBOR, plus the margin, whereas the interest rate for the DVB loan is LIBOR, plus 1.25 percent margin. On June 30, 2005, the Company's ratio of indebtedness to total capital was approximately 57.8 percent.

DIVIDEND

The Company paid its third quarterly dividend of $0.21 per share on July 20, 2005, to shareholders of record as of July 7, 2005. The Company also paid a special dividend of $0.25 per share on July 27, 2005, to shareholders of record as of July 15, 2005.

CONFERENCE CALL AND WEBCAST

TOP Tankers' management team will host a conference call on August 4, 2005, at 12:00 PM EDT. Participants should dial into the call 10-15 minutes before the scheduled time using the following numbers: 877-407-8035 (from the US and Canada) or +1 201-689-8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

A telephonic replay of the conference call will be available by dialing 877-660-6853 (from the US and Canada) or 1 201-612-7415 (from outside the US and Canada); enter account number 286 and conference ID number 163221. An online archive will also be available immediately following the call at the sites noted above. Both are available through August 11, 2005.

ABOUT TOP TANKERS INC

TOP Tankers Inc is an international provider of worldwide seaborne transportation services of bulk commodities. The Company operates a fleet of 22 tankers transporting crude oil and refined petroleum products. The fleet under management consists of nine double-hull Suezmax tankers and 13 double-hull Handymax tankers, with a total carrying capacity of approximately 2.0 million dwt of which 95.2 percent are sister ships. Eighteen of the Company's 22 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit-sharing agreements.

FORWARD-LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                  TABLES FOLLOW


TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                       Three Months Ended June 30,       Six Months Ended June 30,
                                                       -----------------------------     --------------------------
                                                          2004             2005            2004           2005
                                                       -----------      ------------     ----------    ------------
      REVENUES:

      Voyage revenues                                      17,428            56,329         25,156         103,620
      EXPENSES:
           Voyage expenses                                  4,829             7,984          6,480          14,474
           Vessel operating expenses                        2,881            12,297          5,336          20,382
           Depreciation and amortization                    2,513            13,904          3,891          22,640
           General and administrative expenses                719             3,027          1,382           6,006
           Foreign currency (gains) / losses, net               -               (83)           (17)            (57)
                                                       -----------      ------------     ----------    ------------
           Operating income                                 6,486            19,200          8,084          40,175
                                                       -----------      ------------     ----------    ------------

      OTHER INCOME (EXPENSES):
           Interest and finance costs                        (778)           (5,894)        (1,192)         (8,404)
           Interest income                                      1               222              1             870
           Other, net                                           -                24             60              32
                                                       -----------      ------------     ----------    ------------
           Total other expenses, net                         (777)           (5,648)        (1,131)         (7,502)
                                                       -----------      ------------     ----------    ------------
      Net Income                                            5,709            13,552          6,953          32,673
                                                       ===========      ============     ==========    ============

      Earnings per share, basic and diluted                  0.95              0.49           1.16            1.17
                                                       ===========      ============     ==========    ============

      Weighted  average  number of shares,
      basic and diluted                                 6,000,000        27,830,990      6,000,000      27,830,990


      EBITDA RECONCILIATION
      (Expressed in Thousands of U.S Dollars)          Three Months Ended June 30,       Six Months Ended June 30,
                                                       ----------------------------      --------------------------
                                                          2004             2005            2004           2005
                                                       -----------      -----------      ----------    ------------
      EBITDA                                                8,999            33,128         12,035          62,847
      DEPRECIATION AND AMORTIZATION                         2,513            13,904          3,891          22,640
      INTEREST AND FINANCE COSTS, NET                        (777)           (5,672)        (1,191)         (7,534)

      NET INCOME                                            5,709           13,552           6,953          32,673


 TOP TANKERS INC.
 (Formerly Ocean Holdings Inc.)

 CONSOLIDATED BALANCE SHEETS
 (Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                     December 31,     June 30,
                                                       2004           2005
                                                    ------------  -------------
                                                                  (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            114,768         43,233
   Other current assets                                  26,283         27,000
                                                     -----------    -----------
          Total current assets                          141,051         70,233

FIXED ASSETS:
   Advances for vessels acquisitions                     25,650              -
   Vessels, net                                         355,997        748,508
   Deferred charges and other non-current assets         17,188         20,325
                                                     -----------    -----------
         Total assets                                   539,886        839,066
                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                     19,540         52,509
   Dividends payable                                      5,845          5,897
   Other current liabilities                             17,426         26,238
                                                     -----------    -----------
         Total current liabilities                       42,811         84,644

LONG-TERM DEBT, net of current portion                  175,266        414,224

STOCKHOLDERS' EQUITY                                    321,809        340,198
                                                     -----------    -----------
         Total liabilities and stockholders' equity     539,886        839,066
                                                     ===========    -==========

TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)
                                                     Six Months Ended June 30,
                                                        2004           2005
                                                    ------------  -------------

Cash Flows from (used in) Operating Activities:
   Net income                                              6,953        32,673
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                        3,949        23,139
   Change in operating assets and liabilities            (2,594)         5,553
   Payments for dry-docking                                    -        (3,238)
                                                     -----------    -----------
Net Cash from Operating Activities                         8,308        58,127


Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisitions                     (250)            -
      Acquisition of vessels and equipment               (75,846)     (387,400)
      Other                                                 (116)            -
                                                     -----------    -----------
Net Cash used in Investing Activities                    (76,212)     (387,400)
                                                     -----------    -----------

Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                        59,900       284,294
      Payments of long-term debt                          (3,229)      (10,000)
      (Increase) decrease in restricted cash                   -        (2,000)
      Capital contributions                               17,077             -
      Payment of financing costs                            (330)       (2,866)
      Dividends paid                                      (2,318)      (11,690)
                                                     -----------    -----------
Net Cash from Financing Activities                        71,100       257,738
                                                     -----------    -----------

Net increase (decrease) in cash and cash equivalents       3,196       (71,535)
Cash and cash equivalents at beginning of period           2,343       114,768
                                                     -----------    -----------
Cash and cash equivalents at end of period                 5,539        43,233
                                                     ===========    -==========

SUPPLEMENTAL CASH FLOW INFORMATION
      Interest paid                                        1,042         4,853
                                                     ===========    -==========


                                     # # #

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TOP TANKERS INC.
                                  (registrant)



Dated: August 10, 2005
                                           By: /s/ Stamatis Tsantanis
                                           --------------------------------
                                           Stamatis Tsantanis
                                           Chief Financial Officer







23116.0001 #593257